Exhibit 4.19

Compensation letter

[Euro Disney Associés S.C.A. Letterhead]

CALYON

in the name and for the account of the partners of Euro Disneyland S.N.C.

Chessy, December 1, 2004

Ladies and Gentlemen:

For purposes of this letter, the defined terms and expressions, identified by capital letters, will have the meanings attributed to them in the Common Agreement of August 10, 1994, as modified, inter alia, by the Amendment and Restatement Agreement to the Common Agreement dated December 1, 2004, the Covenants, or any of the Bank Debt Agreements.

The purpose of the Phase IA Advances Amendment and Restatement Agreement and of the amendments made to the CDC Loan Agreements on December 1, 2004 was, inter alia, to reshape the depreciation profiles for the Phase IA Credit Facility Agreement and the CDC Loan Agreements.  Based on the corporate tax rate currently in force, this reshaping would have the effect of changing the fiscal profile of Euro Disneyland S.N.C. and, consequently, the scheduled repayment calendar for the Phase IA Partners Advances Agreement. Although Euro Disney Associés S.C.A. plans to exercise its option to purchase the assets that are the subject of the Crédit-Bail Agreement by December 31, 2016 at the latest, no formal assurance in this respect can be given by Euro Disney Associés S.C.A.

For this reason, in order to avoid changing the IA Partners’ position as a result of the renegotiation of the Phase IA Credit Agreement and the CDC Loan Agreements, Euro Disney Associés S.C.A. undertakes by way of this letter, if it has not announced its exercise of its option under the Crédit-Bail Agreement by June 30, 2016 at the latest with a view to completing the sale by December 31, 2016 at the latest, to pay to the IA Partners a lump sum of:

i.                  15% of the balance of the Phase IA Partners Advances still owed by Euro Disneyland S.N.C. on December 31, 2016, and

ii.               an amount equal to the product of (a) the total amount still owed by Euro Disneyland S.N.C. on December 31, 2016 under the CDC Loan Agreements and the loan agreement entered into between Euro Disney S.C.A. and Euro Disneyland S.N.C. dated August 10, 1994 (as amended on September 30, 1999) and (b) the corporate tax rate then in force or the rate of any tax substituted for the corporate tax.

This lump sum will be paid to the Agent for the IA Partners, for the account of the IA Partners, on January 31, 2017 at the latest.  The Agent will allocate the lump sum among the IA Partners pro-rata based on their participation in the Phase IA Partners Advances Agreement.

It is specified that the payment of this lump sum will not in any way diminish the amount of any sums due under the Crédit-Bail Agreement.

This letter will take effect on the Share Capital Increase Completion Date, as from which it will be substituted for the September 6, 1999 letter from Euro Disney S.C.A. to Crédit Agricole Indosuez on the same topic.

The French language version of this letter will have priority over any versions in any other language.

Sincerely,

The gérant, Euro Disney S.A.S.

by: Jeff Speed
Financial Director